[redacted]

14047673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC
189

SEC FILE NUMBER
8-08570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27 W23953 Paul Road Suite 202
(No. and Street)

Pewaukee	WI	53072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick 262-278-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 North Mayfaird Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M TAYLOR
Notary Public
State of Wisconsin

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frederick & Company, Inc.
Pewaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. as of December 31, 2013 and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
January 31, 2014
Milwaukee, Wisconsin

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Statement of Financial Condition
December 31, 2013

ASSETS

Assets:	
Cash - Bank	$ 1,330
Securities owned	
Marketable, at market value	1,857,053
Not readily marketable, at estimated value	236,200
Accounts receivable	1,216
Prepaid expenses	901
Total current assets	2,096,700
Property and Equipment:	
Furniture and equipment	36,079
Accumulated depreciation	(32,781)
Net book value	3,298
Total assets	$ 2,099,998

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Note payable - stockholders	$ 670
Accrued interest - subordinated loans	10,725
Accounts payable	1,659
Accrued wages and taxes	1,863
Total current liabilities	14,917
Subordinated Borrowings	214,525
Total liabilities	229,442
Stockholder's Equity:	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 20,965 shares	20,965
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares	42
Additional paid in capital	2,029,790
Retained earnings (deficit)	(180,241)
Total stockholder's equity	1,870,556
Total liabilities and stockholder's equity	$ 2,099,998

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Statement of Income
December 31, 2013

Income:		
Commission income	$	63,784
Expenses:		
Employee compensation		10,895
Payroll taxes and benefits		4,941
Communications		3,575
Occupancy		8,228
Legal and professional		21,903
Travel, meetings and entertainment		3,972
Dues and fees		2,209
Depreciation		509
Insurance		1,876
Interest		19,882
Office expense		1,953
Total operating expenses		79,943
Net loss from operations		(16,159)
Other Income		
Realized gain on sale of investments		61,686
Dividend income		7,087
Unrealized gain on securities owned		1,170,456
Total other income		1,239,229
Net income	$	1,223,070

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Statement of Changes in Subordinated Borrowings
Year Ending December 31, 2013

Subordinated borrowings, beginning of year	$ 396,546
Increase: Accrued interest subject to subordination	12,709
Decrease: Payments on subordinated borrowings	(194,730)
Subordinated borrowings, end of year	$ 214,525

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2012	$ 18,853	$ 1,839,944	$ (1,403,311)	$ 455,486
2013 shares issued	2,154	189,846	---	192,000
2013 net income	---	---	1,223,070	1,223,070
Balance, December 31, 2013	$ 21,007	$ 2,029,790	$ (180,241)	$ 1,870,556

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 1,223,070
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	509
Realized gain on securities	(61,686)
Unrealized gain on securities	(1,170,456)
Changes in assets and liabilities:	
Accounts Receivable	15,910
Prepaid expenses and other assets	19
Accounts payable	255
Bank overdrafts	(381)
Accrued wages and taxes	(1,931)
Accrued interest	2,046
Net cash provided by operating activities	7,355
Cash Flows from Investing Activities:	
Purchase of investments	(61,602)
Proceeds on sale of investments	296,495
Purchase of furniture, fixtures & equipment	(1,658)
Net cash provided by investing activities	233,235
Cash Flows from Financing Activities:	
Repayments on line of credit	(249,914)
Issuance of common stock	2,154
Proceeds from shareholder loans	52,500
Repayments on shareholder loans	(51,830)
Repayment of interest from subordinated borrowings	(4,879)
Proceeds from subordinated borrowings	12,709
Net cash used by financing activities	(239,260)
Increase in cash and equivalents	1,330
Cash and equivalents, beginning of year	---
Cash and equivalents, end of year	$ 1,330

The accompanying notes to financial statements
are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2013

1. Summary of Significant Accounting Policies

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2013, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to United States of America federal informational tax return examinations for years ending through December 31, 2010 and state examinations for years ending through December 31, 2009.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2013

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through January 31, 2014 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $1,346,504, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .01 to 1.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2013

3. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2013 and is summarized as follows:

Office furniture and equipment	$	5,513
Automobiles		30,566
		36,079
Less: Accumulated depreciation		(32,781)
	$	3,298

4. Line of Credit-Bank

On December 31, 2012 the Company entered into a line of credit agreement with a maturity date of December 31, 2013. The interest rate of the line of credit was 7.25%. Interest for year ended December 31, 2013 was $7,173. Line of credit borrowings at December 31, 2013 were as follows:

Balance December 31, 2012	Additions	Reductions	Balance December 31, 2013
$ 249,914	$ ---	$ 249,914	$ ---

5. Subordinated Borrowings

The Company owes a stockholder $225,250 for a loan and accrued interest subordinated to creditor liabilities at December 31, 2013. FINRA has approved the loan and accrued interest as a satisfactory subordination agreement. The loan is due May 2017 and bears an interest at the rate of 3.25%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2013:

Stockholder Note	$ 214,525
Accrued interest, subordinated	10,725
	$ 225,250

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2013

6. Securities

At December 31, 2013, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	**12/31/2013**	**Quoted Prices in Active markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Corporate stock	$ 2,019,253	$ 1,857,053	$ 63,858	$ 98,342
Corporate notes	74,000	---	---	74,000
Total	$ 2,093,253	$ 1,857,053	$ 63,858	$ 172,342

There were no transfers out of Level 1 and into Level 2 during the year ended December 31, 2013.

Investments in corporate stocks with a fair value of $123,600 were transferred out of Level 3 and into Level 2 during the year ended December 31, 2013 as a result of the invested in corporation having financials transactions, valuations, tender offerings, subscriptions or warrant offerings that are observable.

Investments in corporate stocks with a fair value of $70,000 were transferred out of Level 2 and into Level 3 during the year ended December 31, 2013 as a result of the invested in corporation having no financing transactions, valuations, tender offerings, subscriptions or warrant offerings that are observable.

Fair value measurements using significant unobservable inputs (Level 3):

Opening balance - December 31, 2012	$ 172,362
Transfers into Level 2	(123,600)
Transfers into Level 3	70,000
Purchases (at current year market value)	54,192
Sales (at prior year market value)	(612)
Closing balance - December 31, 2013	$ 172,342

All assets have been valued using a market approach, except for Level 3 assets. Fair value for assets in Level 2 are calculated using quoted prices from the corporations invested in. For Level 3 assets, the Company's management evaluates and adjusts the unobservable inputs used in the fair value measurement based on current market conditions and third-party information.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

7. Warrants Outstanding

The Company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. The following is a summary of outstanding warrants at December 31, 2013:

Title	# of Shares	Expiration Date	Share Price
Qualigen	10,089	June 23, 2014	$ 3.30
Orion E S-#5F	6,980	December 31, 2014	2.25
Orion E S-#6F	32,000	December 31, 2014	2.25
CloSys-Price	39,688	January 18, 2015	0.72
CloSys-Price	31,542	February 5, 2015	0.72
Lifeblood	264,000	July 11, 2016	1.00
CloSys-Price	32,885	March 14, 2017	0.72
CloSys-Price	375	March 14, 2017	0.72
CloSys-Price	7,692	September 5, 2017	0.72
Porous Power	33,030	January 2, 2019	0.83
Vision III	75,000	November 19, 2019	5.00
Vision III	16,000	December 16, 2022	2.50
Vision III	6,000	April 29, 2023	5.00
Vision III	6,000	June 29, 2023	5.00
Vision III	38	October 27, 2023	5.00

8. Operating Leases

The Company leases office space under an operating lease expiring on November 30, 2014. The lease calls for monthly rental payments of $748. Total rental expense for 2013 totaled $8,228. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2013:

2014	$ 8,976

9. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition and the statement of income.

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2013

Aggregate Indebtedness		
Accounts payable	$	1,659
Accrued expenses		12,588
Total Aggregate Indebtedness	$	14,247
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	950
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	1,870,556
Subordinated borrowings		214,525
Deductions:		
Securities not readily marketable, at estimated fair value		(236,200)
Unallowable cash		(90)
Receivables		(1,216)
Prepaid expenses		(901)
Property and equipment		(3,298)
Haircuts on securities		(278,558)
Undue concentration		(218,314)
Net Capital		1,346,504
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	1,341,504
Ratio of aggregate indebtedness to net capital		0.01 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	1,346,504

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

Board of Directors
Frederick & Company, Inc.
(an S corporation)
Pewaukee, Wisconsin

In planning and performing our audit of the financial statements of Frederick & Company, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner and Benton, LLP
January 31, 2014
Milwaukee, Wisconsin

FREDERICK & COMPANY, INC.
(an S corporation)
Pewaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2013

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